UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

QATAR SET TO BE A NEW HEARTLAND FOR SHELL

Doha, 23rd November 2009.  Royal Dutch Shell plc (Shell) reconfirmed good progress of the Pearl GTL and the Qatargas 4 projects for a group of its shareholders and investment analysts.

Shell is partnering in both Pearl GTL and Qatargas 4 with Qatar Petroleum.

Pearl GTL will use Shell’s proprietary Gas-to-Liquids (GTL) technology to convert some 1.6 billion cubic feet (bcf/d) of gas per day into high quality, clean-burning oil products such as gasoil, high specification lubricants base oils, and chemicals feedstock. These products are usually produced by oil refineries. Shell will use its leading brand, technology, global supply chain and marketing capabilities to maximise the value of these products in global markets.

Pearl GTL is designed to produce 120,000 barrels per day (b/d) of natural gas liquids (NGLs) and ethane, and 140,000 b/d of GTL products. Pearl will be the world’s largest GTL plant, building on over 30 years of Shell experience with these technologies. Shell is funding 100% of the development costs for Pearl
GTL, under a profit sharing agreement with the State of Qatar.

Shell has now entered into the testing phase at Pearl GTL, having inaugurated the massive plant’s control room, which is the nerve centre of one of the largest and most sophisticated process control systems in the oil and gas industry. The control room comprises of almost 1,000 control cabinets hosting
179 servers which are programmed with 12 million lines of software code. The system is linked to every part of the plant by about 5,850 kilometres of control cables, which would stretch from Doha to London if laid end-to-end.

While testing begins on many thousands of pieces of equipment that have already been installed at the plant, construction on the rest of the plant continues.
Some 2 million tonnes of equipment and materials have been imported to the site and there are some 48,000 workers on the project.  At the peak of construction,
Pearl GTL installed enough steel and pipe to make 2.5 Eiffel Towers every month.

Qatargas 4 is designed to convert some 1.4 bcf/d of natural gas into liquefied natural gas (LNG) and NGLs. Qatargas 4 will add to Shell’s current worldwide LNG capacity of 18.5 million tonnes per year (mtpa), and sustain Shell’s industry leadership in LNG.

Qatargas 4 will have a capacity of 7.8 mtpa of LNG and some 70,000 boe/d of
NGLs. Shell has a 30% stake in Qatargas 4, with partner Qatar Petroleum, under a tax-and-royalty structure. Clean-burning LNG will be sold to customers in China,
Dubai and the United States, with further new markets currently being developed.

Pearl is a unique project in the global oil & gas industry, with unprecedented scale and technology. Construction is progressing well at Pearl, with both schedule and budget in line with Shell’s expectations. Major construction at both Pearl GTL and Qatargas 4 is scheduled to be completed by the end of 2010, with production ramp-up from late 2010 and into 2011. Pearl GTL upstream production is expected to reach 320,000 boe/d. Qatargas 4 is expected to reach
280,000 boe/d.

Shell’s annual outlay on these two Qatar projects peaked in 2008. Once Pearl GTL and Qatargas 4 come on stream, Qatar has the potential to contribute some
350,000 boe/d of upstream production for Shell, and significant cash flows for the State of Qatar and the company.

HE Abdullah bin Hamad Al Attiyah, Deputy Prime Minister and Minister of Energy
and Industry said: “Shell has only been back in Qatar a few years and over that time through the realization of Pearl GTL and Qatargas 4 projects they have established a significant position in Qatar’s energy sector. We appreciate our partnership with Shell and we believe this relationship will be a source of long term prosperity and growth.”

Shell Chief Executive Officer Peter Voser commented: “I am very pleased with the progress that we are making with Pearl GTL and Qatargas 4. We have enjoyed tremendous support from our partner Qatar Petroleum and we are pleased to play our part to establish Qatar as the number one LNG and GTL producer in the world.
On today’s basis these two projects alone would represent over 10% of our world-wide production. Qatar underpins Shell’s growth plans to 2012 and will be a heartland for decades to come.”

Contacts:

Shell Investor Relations:
The Hague  Tjerk Huysinga    +31 70 377 3996 / +44 207 934 3856
New York  Harold Hatchett    +1 212 218 3112

Shell Media Relations:
International, US, UK, European Press   +31 70 377 3600
The Netherlands Press     +31 70 377 8750

Cautionary Note
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this press release “Shell”, “Shell group”
and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this press release refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies”
or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this press release, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum Ltd.)
ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This press release contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’,
‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’,
‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this press release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c)
currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s 20-F for the year ended December 31, 2008
(available at www.shell.com/investor and www.sec.gov). These factors also should be considered by the reader.  Each forward-looking statement speaks only as of the date of this press release, November 23, 2009. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this press release.
The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  We use certain terms in this press release that SEC's guidelines strictly prohibit us from including in filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.
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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 23 November 2009	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary